Exhibit 20.2

November 22, 2004

Solitario Resources - Newmont Mining Amend
Yanacocha Royalty Structure and Work Commitment

Denver, Colorado: Solitario Resources Corporation ("Solitario") and Minera Los Tapados S.A., a subsidiary of Newmont Peru Limited, Minera Yanacocha S.R.L., and Minera Chaupiloma Dos de Cajamarca, S.R.L. (collectively "Tapados,"), signed a Letter of Intent to amend Solitario's net smelter return ("NSR") royalty on a 150,000-acre property located immediately north of the Newmont Mining-Buenaventura's Minera Yanacocha Mine, the largest gold mine in South America. In addition to amending the NSR royalty, the Letter Agreement commits Tapados to a long-term US$4.0 million work commitment on Solitario's royalty property and provides Solitario access to Tapados' future exploration results on an annual basis. The royalty amendment and the work commitment are subject to the companies signing a definitive agreement and various regulatory approvals.

The NSR royalty structure will be modified to address the Peruvian government's recent implementation of a national NSR royalty on minerals that range from 1 to 3 percent. The top royalty rate applies to operations that produce in excess of US$120 million in annual revenues. Operations producing between US$60 to US$120 million in annual revenues will have a 2 percent royalty, while a 1 percent royalty will be imposed on smaller operations of less than US$60 million in annual revenues.

Chris Herald, President and CEO of Solitario, stated, "With this agreement Solitario will benefit from a structured long-term US$4.0 million work commitment on this large, strategically located royalty position. In addition, we now have access to exploration results on an annual basis. We also recognized that the new Peruvian government royalty added on top of Solitario's royalty imposed an economically unfavorable burden to Minera Yanacocha in terms of justifying advancing exploration and development on Solitario's royalty property."

Work commitment: The newly established work commitment calls for the following US$4,000,000 expenditure schedule on Solitario's royalty property:
Period Between 1/1/05 to 12/31/06 Between 1/1/07 to 12/31/08 Between 1/1/09 to 12/31/10 Between 1/1/11 to 12/31/12	Amount US$1,000,000 US$1,000,000 US$1,000,000 US$1,000,000	Cumulative US$1,000,000 US$2,000,000 US$3,000,000 US$4,000,000

Royalty Schedule: The proposed new royalty structure has been classified into several categories, depending on the type of process used to recover each metal, gold and copper prices, as well as any government royalty burden imposed by Peru on the project ores. The following summarizes the revised royalty structure:

Heap leach ores: For gold recovered by heap leach processing, the lesser of the sliding scale royalty set out below (the "Base Rate"), or a royalty such that the royalty to Solitario plus any government royalty required to be paid in Peru is no more than 5.25% NSR unless the gold price is greater than $500 per ounce, in which case then a royalty such that the royalty to Solitario plus any royalty due to the government is no more than 5.75% NSR.

Base Rate:

Gold price/oz. Less than $320 Equal to or greater than $320 and less than $360 Equal to or greater than $360 and less than $400 Equal to or greater than $400	NSR Royalty 2% 3% 4% 5%

Dore end-product, non-flotation mill ores: For gold recovered as doré in a non-flotation mill, the lesser of the Base Rate, or a royalty such that the royalty to Solitario plus any government royalty required to be paid in Peru is no more than 4.5% NSR unless the gold price is greater than $500 per ounce, in which case then a royalty such that the royalty to Solitario plus any royalty due to the government is no more than 5% NSR.

Concentrate-producing, Cu-Au flotation mill ores: For gold and copper recovered in a concentrate producing, copper-gold flotation mill, the lesser of the Base Rate, or a royalty such that the royalty to Solitario plus any government royalty required to be paid in Peru is no more than 3.5% NSR unless the gold price is greater than $500 per ounce and the copper price is greater than a PPI-indexed price of $1.50 per pound, in which case then a royalty such that the royalty to Solitario plus any royalty due to the government is no more than 4% NSR.

Silver: For silver, the lesser of 3% NSR, or a royalty such that the royalty to Solitario plus any government royalty required to be paid Peru is no more than 4.5% NSR unless the gold price is greater than $500 per ounce, in which case then a royalty such that the royalty to Solitario plus any royalty due to the government is no more than 5% NSR.

Solitario is a gold, platinum-palladium, and base metal exploration company actively exploring in Peru, Brazil, Bolivia and Nevada (USA). Solitario is traded on the Toronto Stock Exchange (TSX: SLR). Solitario also holds an approximate 13.6% interest in Crown Resources Corporation (OTCBB: CRCE). Crown has signed a definitive acquisition agreement with Kinross Gold Corporation (TSX: K; NYSE; KGC) of Toronto, Canada, whereby Kinross will acquire Crown (see Crown news release dated November 20, 2003).

FOR MORE INFORMATION, CONTACT:

Debbie W. Mino                                                  (800) 229-6827
Director-Investor Relations                                  http://www.solitarioresources.com
                                                                              E-mail: dwmino@solitarioresources.com">

Christopher E. Herald                                           (303) 534-1030
President & CEO

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of Solitario, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Development of the Solitario's Royalty Property is subject to the success of exploration, completion and implementation of an economically viable mining plan, obtaining the necessary permits and approvals from various regulatory authorities, and compliance with operating parameters established by such authorities. Important factors that could cause actual results to differ materially from Solitario's expectations are disclosed under the heading "Risk Factors" and elsewhere in Solitario's documents filed from time to time with Canadian Securities Commissions, the United States Securities and Exchange Commission and other regulatory authorities.